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FORM SD

Specialized Disclosure Report

GEORGE RISK INDUSTRIES, INC.

(Exact name of registrant as specified in its charter)

Colorado	000-05378	84-0524756
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

802 S. Elm St., Kimball, NE	69145
(Address of principal executive offices)	(Zip Code)

Dan Douglas 308-235-4645

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form SD.

This form shall be used for a report pursuant to Rule 13p-1 (17 CFR 240.13p-1) under the Exchange Act.

B. Information to be Reported and Time for Filing of Reports.

1. Form filed under Rule 13p-1. A report on this Form shall be filed on EDGAR no later than May 31 after the end of the is- suer’s most recent calendar year.

2. If the deadline for filing this form occurs on a Saturday, Sunday or holiday on which the Commission is not open for busi- ness, then the deadline shall be the next business day.

C. Inapplicability to Registered Investment Companies.

The disclosures required in Form SD shall not apply to investment companies required to file reports pursuant to Rule 30d-1 (17 CFR 270.30d-1) under the Investment Company Act of 1940.

D. Preparation of Report.

This form is not to be used as a blank form to be filled in, but only as a guide in the preparation of the report meeting the require- ments of Rule 12b-12 (17 CFR 240.12b-12). The report shall contain the number and caption of the applicable item, but the text of such item may be omitted, provided the answers thereto are prepared in the manner specified in Rule 12b-13 (17 CFR 240.12b-13). All items that are not required to be answered in a particular report may be omitted and no reference thereto need be made in the report. All instructions should also be omitted.

E. Application of General Rules and Regulations.

The General Rules and Regulations under the Act (17 CFR Part 240) contain certain general requirements which are applicable to reports on any form. These general requirements should be carefully read and observed in the preparation and filing of reports on this form.

F. Signature and Filing of Report

The report must be signed by the registrant on behalf of the registrant by an executive officer.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

(a) If any conflict minerals, as defined by paragraph (d)(3) of this item, are necessary to the functionality or production of a product manufactured by the registrant or contracted by the registrant to be manufactured and are required to be reported in the calen- dar year covered by the specialized disclosure report, the registrant must conduct in good faith a reasonable country of origin inquiry regarding those conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo or an adjoining country, as defined by paragraph (d)(1) of this item, or are from recycled or scrap sources, as defined by paragraph (d)(6) of this item.

(b) Based on its reasonable country of origin inquiry, if the registrant determines that its necessary conflict minerals did not originate in the Democratic Republic of the Congo or an adjoining country or did come from recycled or scrap sources, or if it has no reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country, or if based on its reasonable country of origin inquiry the registrant reasonably believes that its necessary conflict minerals did come from recycled or scrap sources, the registrant must, in the body of its specialized disclosure report under a separate head- ing entitled “Conflict Minerals Disclosure,” disclose its determination and briefly describe the reasonable country of origin inquiry it undertook in making its determination and the results of the inquiry it performed. Also, the registrant must disclose this information on its publicly available Internet website and, under a separate heading in its specialized disclosure report entitled “Conflict Minerals Disclosure,” provide a link to that website.

(c) Alternatively, based on its reasonable country of origin inquiry, if the registrant knows that any of its necessary conflict minerals originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources, or has reason to believe that its necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoin- ing country and has reason to believe that they may not be from recycled or scrap sources, the registrant must exercise due diligence on the source and chain of custody of its conflict mineral, as discussed in paragraph (c)(1) of this item, that conforms to a nationally or internationally recognized due diligence framework, if such a framework is available for the conflict mineral. If, as a result of that due diligence, the registrant determines that its conflict minerals did not originate in the Democratic Republic of the Congo or an adjoin- ing country or the registrant determines that its conflict minerals did come from recycled or scrap sources, a Conflict Minerals Report is not required, but the registrant must disclose its determination and briefly describe, in the body of its specialized disclosure report under a separate heading entitled “Conflict Minerals Disclosure,” the reasonable country of origin inquiry and the due diligence efforts it undertook in making its determination and the results of the inquiry and due diligence efforts it performed. Also, the registrant must disclose this information on its publicly available Internet website and, under a separate heading in its specialized disclosure report entitled “Conflict Minerals Disclosure,” provide a link to that website. Otherwise, the registrant must file a Conflict Minerals Report as an exhibit to its specialized disclosure report and provide that report on its publicly available Internet website. Under a separate head- ing in its specialized disclosure report entitled “Conflict Minerals Disclosure,” the registrant must disclose that it has filed a Conflict Minerals Report and provide the link to its Internet website where the Conflict Minerals Report is publicly available.

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The Conflict Minerals Report must include the following information:

(1) Due Diligence: A description of the measures the registrant has taken to exercise due diligence on the source and chain of custody of those conflict minerals;

(i) The registrant’s due diligence must conform to a nationally or internationally recognized due diligence framework, if such a framework is available for the conflict mineral;

(ii) Except as provided in paragraphs (c)(1)(iv), (c)(1)(v), and (c)(1)(vi) of this item, the due diligence measures shall include but not be limited to an independent private sector audit of the Conflict Minerals Report that is conducted in accordance with standards established by the Comptroller General of the United States and certified pursuant to paragraph (c)(1)(ii)(B) of this item, which shall constitute a critical component of the registrant’s due diligence in establishing the source and chain of custody of the nec- essary conflict minerals.

(A) The objective of the audit of the Conflict Minerals Report is to express an opinion or conclusion as to whether the design of the registrant’s due diligence measures as set forth in, and with respect to the period covered by, the registrant’s Conflict Minerals Report, is in conformity with, in all material respects, the criteria set forth in the nationally or internationally recognized due diligence framework used by the registrant, and whether the registrant’s description of the due diligence measures it performed as set forth in the Conflict Minerals Report, with respect to the period covered by the report, is consistent with the due diligence process that the registrant undertook.

(B) The registrant’s Conflict Minerals Report must include a statement that the registrant has obtained an independent private sector audit of the Conflict Minerals Report, which shall constitute an audit certification;

(C) As part of the Conflict Minerals Report, the registrant must identify the independent private sector auditor of the report, if the auditor is not identified in the audit report, and provide the audit report prepared by the auditor in accordance with stan- dards established by the Comptroller General of the United States;

(iii) Any registrant that manufactures products or contracts for products to be manufactured that are “DRC conflict un- determinable,” as defined in paragraph (d)(5) of this item, must disclose the steps it has taken or will take, if any, since the end of the period covered in its most recent prior Conflict Minerals Report to mitigate the risk that its necessary conflict minerals benefit armed groups, including any steps to improve its due diligence.

(iv) For the temporary period specified in Instruction 2 to Item 1.01, following its exercise of appropriate due diligence, a registrant with products that are “DRC conflict undeterminable” is not required to obtain an independent private sector audit of its Conflict Minerals Report regarding the conflict minerals that the registrant is unable to determine did not originate in the Democratic Republic of the Congo or an adjoining country, or that the registrant is unable to determine did not directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country.

(v) If a nationally or internationally recognized due diligence framework does not exist for a necessary conflict mineral, until such a framework is developed, the registrant is required to exercise appropriate due diligence in determining the source and chain of custody of the necessary conflict mineral, including whether the conflict mineral is from recycled or scrap sources, without the benefit of a due diligence framework. If a nationally or internationally recognized due diligence framework becomes available for the necessary conflict mineral prior to June 30 of a calendar year, the registrant must use that framework in the subsequent calen- dar year. If the due diligence guidance does not become available until after June 30 of a calendar year, the registrant is not required to use that framework until the second calendar year after the framework becomes available to provide a full calendar year before implementation. If no nationally or internationally recognized due diligence framework is available for a particular conflict mineral from recycled or scrap sources, the due diligence inquiry regarding the conflict mineral focuses on whether the conflict mineral is from recycled or scrap sources. In addition, an independent private sector audit will not be required for the section of the Conflict Minerals Report pertaining to the registrant’s due diligence on that recycled or scrap conflict mineral.

(vi) If the registrant performs due diligence because it has a reason to believe that its conflict minerals originated in the Democratic Republic of the Congo or an adjoining country, and as a result of that due diligence it determines that its conflict minerals did not originate in the Democratic Republic of the Congo or an adjoining country (or it determines as a result of that due diligence that its necessary conflict minerals did come from recycled or scrap sources), a Conflict Minerals Report and an audit is not required.

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(2) Product Description: Any registrant that manufactures products or contracts for products to be manufactured that have not been found to be “DRC conflict free,” as defined in paragraph (d)(4) of this item, must provide a description of those products, the facilities used to process the necessary conflict minerals in those products, the country of origin of the necessary conflict minerals in those products, and the efforts to determine the mine or location of origin with the greatest possible specificity.

(i) For the temporary period specified in Instruction 2 to Item 1.01, following its exercise of appropriate due diligence, any reg- istrant that manufactures products or contracts for products to be manufactured that are “DRC conflict undeterminable” must provide a description of those products, the facilities used to process the necessary conflict minerals in those products, if known, the country of origin of the necessary conflict minerals in those products, if known, and the efforts to determine the mine or location of origin with the greatest possible specificity;

(ii) A registrant is not required to provide the information in paragraph (c)(2) of this item if the necessary conflict minerals in its product are solely from recycled or scrap sources because those products are considered “DRC conflict free.”

(d) For the purposes of this item, the following definitions apply:

(1) Adjoining country. The term adjoining country means a country that shares an internationally recognized border with the Democratic Republic of the Congo.

(2) Armed group. The term armed group means an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 (22 U.S.C. 2151n(d) and 2304(b)) relating to the Democratic Republic of the Congo or an adjoining country.

(3) Conflict mineral. The term conflict mineral means:

(i) Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tung- sten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country; or

(ii) Any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Repub- lic of the Congo or an adjoining country.

(4) DRC conflict free. The term DRC conflict free means that a product does not contain conflict minerals necessary to the func- tionality or production of that product that directly or indirectly finance or benefit armed groups, as defined in paragraph (d)(2) of this item, in the Democratic Republic of the Congo or an adjoining country. Conflict minerals that a registrant obtains from recycled or scrap sources, as defined in paragraph (d)(6) of this item, are considered DRC conflict free.

(5) DRC conflict undeterminable. The term DRC conflict undeterminable means, with respect to any product manufactured or contracted to be manufactured by a registrant, that the registrant is unable to determine, after exercising due diligence as required by paragraph (c)(1) of this item, whether or not such product qualifies as DRC conflict free.

(6) Conflict Minerals from Recycled or Scrap Sources. Conflict minerals are considered to be from recycled or scrap sources if they are from recycled metals, which are reclaimed end-user or post-consumer products, or scrap processed metals created during product manufacturing. Recycled metal includes excess, obsolete, defective, and scrap metal materials that contain refined or pro- cessed metals that are appropriate to recycle in the production of tin, tantalum, tungsten and/or gold. Minerals partially processed, unprocessed, or a bi-product from another ore will not be included in the definition of recycled metal.

(7) Outside the Supply Chain. A conflict mineral is considered outside the supply chain after any columbite-tantalite, cassiterite, and wolframite minerals, or their derivatives, have been smelted; any gold has been fully refined; or any conflict mineral, or its deriva- tives, that have not been smelted or fully refined are located outside of the Democratic Republic of the Congo or an adjoining country.

(8) Nationally or internationally recognized due diligence framework. The term “nationally or internationally recognized due diligence framework” means a nationally or internationally recognized due diligence framework established following due-process procedures, including the broad distribution of the framework for public comment, and is consistent with the criteria standards in the Government Auditing Standards established by the Comptroller General of the United States.

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Item 1.02 Exhibit

Registrants shall file, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Instructions to Item 1.01

(1) A registrant that mines conflict minerals would not be considered to be manufacturing those minerals for the purpose of this item. The specialized disclosure report on Form SD shall cover a calendar year, regardless of the registrant’s fiscal year, and be due annually on May 31 for the prior calendar year.

(2) During the first two calendar years following November 13, 2012 for all registrants and the first four calendar years for any smaller reporting company, a registrant will not be required to submit an audit report of its Conflict Minerals Report prepared by an independent private sector auditor with respect to the conflict minerals in any of its products that are “DRC conflict undeterminable.” Beginning with the third or fifth reporting calendar year, as applicable, a registrant with products manufactured or contracted to be manufactured that are “DRC conflict undeterminable,” must describe those products as having not been found to be “DRC conflict free” and must provide the information required in paragraph (c) of this item including the audit report.

(3) A registrant that acquires or otherwise obtains control over a company that manufactures or contracts to manufacture products with conflict minerals necessary to the functionality or production of those products that previously had not been obligated to provide a specialized disclosure report with respect to its conflict minerals will be permitted to delay reporting on the products manufactured by the acquired company until the end of the first reporting calendar year that begins no sooner than eight months after the effective date of the acquisition.

(4) A registrant is not required to provide any information regarding its conflict minerals that, prior to January 31, 2013, are located outside of the supply chain, as defined by paragraph (d)(7) of this item.

(5) A registrant must provide its required conflict minerals information for the calendar year in which the manufacture of a product that contains any conflict minerals necessary to the functionality or production of that product is completed, irrespective of whether the registrant manufactures the product or contracts to have the product manufactured.

Section 2 – Exhibits

Item 2.01 Exhibits

List below the following exhibit filed as part of this report.

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

George Risk Industries, inc.
(Registrant)

By:	/s/ Daniel R. Douglas	May 29, 2020
	Daniel R. Douglas	(Date)
Vice President

*Print name and title of the registrant’s signing executive officer under his or her signature.

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